Exhibit A

100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

Fax: (617) 345-1300

Direct Dial: (617) 345-1150

Direct Fax: (866) 947-1393

E-Mail: soconnell@nixonpeabody.com

September 20, 2004

Via E-MAIL, FACSIMILE

Peter King, Esquire

Shearman & Sterling LLP

Broadgate West

9 Appold Street

London EC2A 2AP

RE:	Stelmar Shipping Ltd. Proposed Sale to Fortress

Dear Peter:

As you are aware, we represent Stelshi Holding Ltd and its sole shareholder, Stelios Haji-Ioannou, (collectively “Stelshi”), in its capacity as a shareholder of Stelmar Shipping Ltd. (the “Company”). Stelshi has read with great concern the announcement that the Board of Directors of the Company has approved a merger with affiliates of Fortress Investment Group LLC (“Fortress”) for $38.55 cash, per share. As you are no doubt aware, no consultation of the Haji-Ioannou family has been made as part of its so-called “strategic review” of transactions intended to maximize shareholder value. Rather, it appears that management has retreated into a bunker, attempted to amend the Company’s Bylaws to prevent shareholder action against management, and has voted in favor of a combination which elevated its interests over those of the shareholders.

Stelshi strenuously objects to this merger as it fails to provide the shareholders with adequate value for their investment in the Company. This failure is evidenced by a comparison of this proposed merger with the previous OMI offer. Based upon Friday’s closing price for OMI, the Fortress merger is some $8 per share less than the previous OMI proposal which the board took only a few days to reject while flatly refusing even to enter into a discussion with OMI. That decision was clearly a failure by the Board of Directors to consider a viable way to maximize shareholder value and to the extent that shareholder value has been lost forever, our client intends to hold them personally liable for it. By multiplying the Company’s 17.4 million shares by $8 per share, the shareholders have already lost approximately $140 million in value. The Board of Directors’ acceptance of Fortress’ lower offer demonstrates management’s desire to entrench itself and remain in place after a sale of the Company, rather than to fulfill its fiduciary obligation to maximize shareholder value. This coupled with the Board of Director’s recent actions attempting to amend the Company’s Bylaws to deprive shareholders of their rights and the loans taken by Director and Chief Executive Officer Peter Goodfellow and Director and Chief Financial Officer Stamatis Molaris in violation of, inter alia, Liberian law, all serve to demonstrate that the Board of Directors does not have the best interest of the shareholders in mind.

Stelshi also objects in the strongest possible terms to the extent that full and fair consideration is not being given to opportunities that have the most promise for maximizing shareholder value. In the teleconference held earlier today, the CFO said clearly that preference was given to cash offers. Our client believes that the Company has received offers of a higher value by other shipping companies which were discounted because they were offers for the exchange of shares which were threatening to management. While the Board is hiding behind excuses of confidentiality about its proxy solicitation, our client requests an unequivocal statement as to whether any other party made a higher offer or indication of interest that remained “on the table” through last week, leaving aside if they contained customary conditions. In any event, our client seeks the Company’s views as to whether the acquisition entity set up by Fortress for this proposed transaction has the resources to complete the transaction without financing.

Stelshi is compelled to once again remind all of the officers and directors of the Company that they have fiduciary obligations and duties of loyalty to the shareholders which transcend any personal interests they may have in a given transaction. To the extent that the Board of Directors and Officers of the Company ignore these duties or compromise them as an accommodation to current management, Stelshi is prepared to proceed to hold all those involved personally liable for the resulting harm to the owners of the Company through the pursuit of all meritorious claims. Further, Stelshi demands that any compensation to the officers and directors since the announcement of the OMI offer—and especially in the proposed Fortress transaction no matter how preliminary or conditional they are——be disclosed in detail and put to the shareholders for a vote.

Our clients request that the Company and its Board of Directors take all necessary steps to ensure that they are undertaking a process that ensures that shareholder value is maximized and not further devalued. Unfortunately, no information was provided by the Company in its teleconference today which could provide the shareholders with any confidence that such reasonable steps were, or are, being taken. Stelshi is considering alternatives and reserves the right to take appropriate measures without further notice.

In your letter of Friday, September 17, 2004, you indicated that the Board of Directors needed more time to respond to the significant corporate governance irregularities raised in my last letter. With due respect, if the Board of Directors has had time to put the Fortress deal together, it certainly has the ability to respond to the allegations raised by owners of the Company. This is but another example of the directors and officers attempting to avoid accountability to the Company’s owners. I expect a response not later than the close of business on Monday, September 27, 2004. Stelshi reserves its rights to seek judicial assistance in connection with these demands for fulfillment of the fiduciary duties to the Company’s shareholders without further notice to the Company.

Very truly yours,

/s/ W. Scott O’Connell
W. Scott O’Connell

WSO:cln

cc:	Stelios Haji-Ioannou